August 21, 2002


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549



Gentleman,

We have read Item 77K of Form N-SAR for the semi-annual reporting period ended June 30, 2002 of Hilliard-Lyons Growth Fund, Inc. and are in agreement with the statements contained therein. We have no basis to agree or disagree with other statements of the registrant contained in the above-referenced filing.



                                /s/ Ernst & Young LLP